2 December 2003


03045461

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 5, Chinguetti-5-1 (Poune), lodged with the Australian Stock Exchange on 2 December 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Katrina Rees
Assistant Secretariat Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000

2 December 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 5
Chinguetti-5-1 (Pouné)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 0000 hours on 2 December 2003 the Chinguetti-5-1 (Pouné) exploration well was drilling ahead at 2,979 metres in 8½ inch hole.

Since the last report, the $13^3/_8$ inch casing was run, 12¼ inch hole was drilled to 2,887 metres and $9^5/_8$ inch casing was run.

All reported depths (except water depth) are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary